Exhibit 99.1

Liberty Defense Holdings, Ltd.

Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three Months Ended March 31, 2026 and 2025

Prepared by Management

(Expressed in U.S. dollars)

LIBERTY DEFENSE HOLDINGS, LTD.

Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2026 and 2025

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed interim consolidated financial statements of Liberty Defense Holdings, Ltd., (the “Company”) have been prepared by and are the responsibility of Company’s management and approved by the Company’s Audit Committee and Board of Directors.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by CPA Canada for a review of interim financial statements by the entity’s auditor.

27-May-26

Liberty Defense Holdings, Ltd.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in U.S. dollars)

As at:	Note	March 31, 2026	December 31, 2025
		$	$
Assets
Current assets:
Cash		22,409	319,294
Accounts receivable, prepaids and deposits	4	831,419	1,248,367
Inventory	5	974,875	1,189,910
Contract costs	16	50,807	152,421
Deferred financing costs	24	1,024,030	803,698
		2,903,540	3,713,690
Non-current assets:
Property and equipment	6	580,158	671,793
Intangible assets	7	1,855,992	1,999,132
Available
		2,436,150	2,670,925
Total assets		5,339,690	6,384,615

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	17	5,595,283	4,882,377
Loans payable	8 & 17	50,206	–
Parabilis term-loan	9	1,550,631	2,622,717
Factoring and credit line liability	10	1,974,930	779,831
Deferred revenue	15	165,289	95,541
Lease liabilities	11	147,167	235,834
		9,483,506	8,616,300
Non-current liabilities:
Non-current lease liabilities	11	357,482	300,401
Non-current Parabilis term loan	9	-	–
Total liabilities		9,840,988	8,916,701

Shareholders’ deficiency
Share capital	12	51,625,584	51,355,559
Equity reserves	13	6,848,812	6,390,580
Accumulated other comprehensive income		200,342	179,164
Deficit		(63,176,036)	(60,457,389)
Total shareholders’ deficiency		(4,501,298)	(2,532,086)
Total liabilities and shareholders’ deficiency		5,339,690	6,384,615

Nature of operations and going concern (note 1)
Subsequent events (note 24)

Approved on behalf of the Board of Directors:

“William Frain”	“Jason Burinescu”
Director	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Liberty Defense Holdings, Ltd.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in U.S. dollars, except number of shares)

		Three months ended March 31,
	Note	2026	2025
		$	$
Revenue	15 & 16
HEXWAVE revenue		644,421	780,358
Contract revenue		275,000	275,000
Total Revenue		919,421	1,055,358

Cost of revenue
HEXWAVE cost of revenue		592,896	602,642
Contract cost of revenue		305,435	743,190
Total cost of revenue		898,331	1,345,832
Gross income (loss)		21,090	(290,474)

Engineering and Research and Development Expenses:		720,217	760,799
Product development & technology Costs		72,655	58,365
Salaries and consulting fees	18	480,950	571,940
Stock-based compensation	13 & 18	-	14,744
Depreciation	6	99,350	85,530
Office, rent & administration, travel, and miscellaneous		67,262	30,220

General & Administration Expenses		1,871,194	2,560,318
Salaries and consulting fees	18	457,831	618,858
Legal and professional fees		186,128	136,401
Stock-based compensation	13 & 18	149,133	569,061
Office, rent & administration, travel, and miscellaneous		1,078,102	1,235,998
		2,591,411	3,321,117

Operating Loss		(2,570,321)	(3,611,591)

Other expense:
Other income, net	12	(1,364)	(108)
Interest expense		149,974	154,424
Foreign exchange loss		(284)	18,788
		148,326	173,104

Net loss for the period		(2,718,647)	(3,784,695)

Other comprehensive loss
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment		21,178	155,372
Total loss and comprehensive loss for the period		(2,697,469)	(3,629,323)

Weighted average number of common shares outstanding
Basic and diluted		1,969,699	1,085,752
Loss per share
Basic and diluted loss per common share	14	(1.38)	(3.49)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Liberty Defense Holdings, Ltd.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Deficiency

(Expressed in U.S. dollars, except number of shares)

		Number of			Accumulated other
		common	Share	Equity	comprehensive
	Note	shares	capital	reserves	income (loss)	Deficit	Total
		#	$	$	$	$	$
Balance as at December 31, 2024		962,919	40,717,157	4,872,472	(28,896)	(46,325,212)	(764,479)

Issue of private placement, net of share issue cost	12	67,356	3,157,007	–	–	–	3,157,007
Residual value allocated to warrants	13	–	(263,584)	263,584			–
Fair value of broker warrants allocated to share capital	12	–	(84,183)	84,183	–	–	–
Warrants exercised for cash	12	120,317	2,075,556	–	–	–	2,075,556
Restricted share units issued	13	4,202	364,880	(364,880)	–	–	–
Stock based compensation	12	–	–	595,648	–	–	595,648
Foreign currency translation adjustment	12	–	–	–	155,372	–	155,372
Loss for the period		–	–	–	–	(3,784,695)	(3,784,695)
Balance as at March 31, 2025		1,154,794	45,966,833	5,451,007	126,476	(50,109,907)	1,434,409

Balance as at December 31, 2025		1,896,677	51,355,559	6,390,580	179,164	(60,457,389)	(2,532,086)
Issue of private placement, net of share issue cost	12	87,626	566,750	–	–	–	566,750
Residual value allocated to warrants	12	–	(283,638)	283,638	–	–	–
Restricted shares units exercised	12	–	–	–	–	–	–
Fair value of broker warrants allocated to share capital	13	–	(13,087)	13,087	–	–	–
Stock based compensation	13	–	–	161,507	–	–	161,507
Foreign currency translation adjustment		–	–	–	21,178	–	21,178
Loss for the year		–	–	–	–	(2,718,647)	(2,718,647)
Balance as at March 31, 2026		1,984,303	51,625,584.00	6,848,812.00	200,342	(63,176,036)	(4,501,298)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Liberty Defense Holdings, Ltd.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in U.S. dollars)

		Three Months Ended March 31,
	Note	2026	2025
		$	$
Cash (used in) provided by:

Operating activities:
Loss and comprehensive loss for the period		(2,718,647)	(3,784,695)
Items not involving cash:
Lease liability interest	11	7,574	14,942
Accrued interest	8	76,357	70,840
Depreciation	6	100,618	106,060
Amortization recorded in cost of revenue	7	143,140	143,140
Loss on disposal of lease	6	–	(18,514)
Stock based compensation	13	161,507	595,648
Impairment of inventory	5	129,798	(29,807)
Credit line Parabilis interest and fees	10	46,656	46,703
Changes in non-cash working capital	18	1,166,121	(697,639)
Cash used in operating activities		(886,876)	(3,553,322)

Investing activities:
Additions to property and equipment	6	(8,983)	(151,460)
Cash used in investing activities		(8,983)	(151,460)

Financing activities:
Proceeds from issuance of units, net of share issue costs	12	566,750	3,157,007
Repayment of working capital loans - Related Parties	8	–	(74,658)
Proceeds from working capital loans	8	193,647	–
Repayments from working capital loans	8	(143,441)	(26,249)
Proceeds from factoring and credit lines	9	1,148,443	–
Repayments on factoring and credit lines	10	(1,148,443)	–
Proceeds from warrants exercised	12	–	2,071,851
Repayment of leases liabilities	11	(39,160)	(81,687)
Cash provided by financing activities		577,796	5,046,264

Effect of foreign exchange rate changes on cash		21,178	162,300
Effect of foreign exchange rate changes on cash		21,178	162,300

(Decrease) increase in cash		(296,885)	1,503,782
Cash, beginning of the period		319,294	1,153,229
Cash, end of the period		22,409	2,657,011

During the three months ended March 31, 2026 and 2025, the Company paid $nil and $nil in income taxes, and paid $26,960 and $36,882 in interest respectively.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

1.	Nature of operations and going concern

Liberty Defense Holdings, Ltd. (“Liberty” or the “Company”) is a publicly traded company listed on NASDAQ (NASDAQ: DETX), the TSX Venture Exchange (TSXV: SCAN), the Frankfurt Stock Exchange (Frankfurt: L2D), and the OTCQB (OTCQB: LDDFF). The Company was incorporated under the Business Corporations Act (Ontario) on June 8, 2012. On July 27, 2020, Liberty continued its jurisdiction of incorporation from Ontario to British Columbia and is now governed by the Business Corporations Act (British Columbia).

The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, Canada. Its head office is located at 187 Ballardvale Street, Suite 110, Wilmington, Massachusetts, 01887, USA.

The Company is engaged in the development and commercialization of advanced security detection technologies. Liberty’s flagship product, HEXWAVE, utilizes millimeter wave technology and advanced 3D imaging to detect concealed threats. In addition to HEXWAVE, the Company has licensed High-Definition Advanced Imaging Technology (HD-AIT) for body and shoe scanning.

Going concern

These unaudited condensed consolidated interim financial statements have been prepared using IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company incurred in a total loss during the three months ended March 31, 2026, of $2,697,469 and had cash outflows from operating activities of $886,876. Given the current stage of operations, the Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured. These events and conditions indicate that a material uncertainty exists that might cast significant doubt upon the Company’s ability to continue as a going concern.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate. These adjustments could be material.

2.	Basis of presentation

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policy information as detailed in the Company’s audited annual consolidated financial statements for the year ended December 31, 2024, and do not include all the information required for full annual financial statements in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). It is suggested that these financial statements be read in conjunction with the annual audited consolidated financial statements.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on May 27, 2026.

(b) Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

2.	Basis of presentation (continued)

(c) Functional and presentation currency

The functional currency of the Company is the Canadian dollar and the functional currencies of its subsidiaries are outlined in Note 2(d), and the presentation currency of these consolidated financial statements is the U.S. dollar (“USD”); therefore, references to $ means USD and CAD$ are to Canadian dollars.

(d) Basis of consolidation

These condensed consolidated interim financial statements include the financial statements of Liberty Defense Holdings, Ltd., and the entities controlled by the Company (its subsidiaries), as follows:

Subsidiary	Place of Incorporation	Functional Currency	Beneficial Interest
Liberty Defense Technologies, Inc. (“LDT”)	United States	USD	100%
LDH GS Amalco Corp. (“LDH”)	Canada	CAD	100%
DrawDown Detection, Inc. (“DDD”)	Canada	CAD	100%
DrawDown Technologies, Inc. (“DDT”)	United States	CAD	100%

Control exists when the Company has power over an investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns. All intercompany balances and transactions have been eliminated upon consolidation.

(e) Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS, requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Company’s critical accounting judgements and estimates were presented in Note 2 of the annual audited consolidated financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements. No new estimates and judgements were applied for the period ended March 31, 2026.

3.	Material Accounting Policy Information

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements and, therefore, should be read in conjunction with the audited financial statements for the year ended December 31, 2025. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three months ended March 31, 2026, are not necessarily indicative of the results that may be expected for the year ending December 31, 2026.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

4.	Accounts Receivable, Prepaids and Deposits

	March 31, 2026	December 31, 2025
Trade accounts receivables	$595,350	$470,263
Other accounts receivables	12,338	114,980
Prepaids and deposits	223,731	663,124
	$831,419	$1,248,367

The Company provides credit to its customers in the normal course of business and has mitigated this risk by managing and monitoring the underlying business relationships. The Company recognized $nil in expected credit losses during the three months ended March 31, 2026 (December 31, 2025 - $13,910).

5.	Accounts Payable

	March 31, 2026	December 31, 2025
Accounts payable	$3,543,793	$2,546,832
Accrued liabilities	2,051,490	2,335,545
	$5,595,283	$4,882,377

Accounts payable of the Company relates to amounts owed to suppliers for goods and services, as well as vendors in relation to legal services, consulting, and credit cards payable. Accrued liabilities of the Company are principally comprised of amounts professional fees, payroll-related obligations, professional fees, royalties, warranty provision, and other expenses incurred but not yet invoiced as of the reporting date.

Amounts payable to Viken were originally due within 120 days and bore interest at a rate of 1.5% per month on overdue balances. As at March 31, 2026, the amount payable to Viken was $603,379 (December 31, 2025 – $510,000). On March 19, 2026, the parties entered into an amendment requiring the Company to repay the outstanding balance on the earlier of the date the Company’s common shares commenced trading on the Nasdaq Stock Market and March 31, 2026. The amendment also resulted in the recognition of $93,379 of interest expense, increasing the total amount payable to $603,379. As of May 27, 2026, the outstanding balance had been fully repaid and the amount due to Viken was $nil.

As at March 31, 2026, the Company recognized deferred financing costs of $1,024,030 (December 31, 2025 – $803,698) related to its initial public offering on the Nasdaq Capital Market (Note 24).

6.	Inventory

	March 31, 2026	December 31, 2025
Raw materials	$506,820	$532,604
Work-in-progress	197,388	283,656
Finished Goods	135,333	124,550.00
Right of return on finished goods	135,333	249,100
	$974,875	$1,189,910

The Company reclassified finished goods inventory of $nil (December 31, 2025 - $85,803) to property and equipment related to HEXWAVE demo unit.

During the three months ended March 31, 2026, the Company recognized an impairment expense of $293,840 (December 31, 2025 - $475,024).

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

6.	Inventory (continued)

During the three months ended March 31, 2026, the Company expensed $521,786 of inventory to HEXWAVE cost of revenue (December 31, 2025, $976,050).

During the three months ending March 31, 2026, the Company recognized $38,362 of warranty provision expense to HEXWAVE cost of revenue (December 31, 2025, $271,036).

During the three months ending March 31, 2026, the Company recorded $68,707 of amortization capitalized to inventory (December 31, 2025, $53,509).

7.	Property and Equipment

The continuity of the Company’s property and equipment is as follows:

	Equipment	Right of Use Asset	Prototype & Demo Untis	Construction in Process	Total
Cost
At December 31, 2024	$248,254	$1,186,874	$774,566	$119,388	$2,329,082
Additions	-	-	-	87,119	87,119
Transfers	-	-	292,310	(206,507)	85,803
Disposals	(8,453)	-	-	-	(8,453)
At December 31, 2025	$239,801	$1,186,874	$1,066,876	$-	$2,493,551
Additions	-	-	-	8,983	8,983
Disposals	-	-	-	-	-
At March 31, 2026	$239,801	$1,186,874	$1,066,876	$8,983	$2,502,534

Accumulated Depreciation
At December 31, 2024	$189,564	$617,062	$762,519	$-	$1,569,145
Depreciation for disposal	-	-	-	-	-
Depreciation for the period	22,791	193,417	36,405	-	252,613
At December 31, 2025	$212,355	$810,479	$798,924	$-	$1,821,758
Depreciation for disposal	-	-	-	-	-
Depreciation for the period	2,193	42,509	55,916	-	100,618
At March 31, 2026	$214,548	$852,988	$854,840	$-	$1,922,376

Net Book Value
At December 31, 2024	$27,446	$376,395	$267,952	$-	$671,793
At March 31, 2026	$25,253	$333,886	$212,036	$8,983	$580,158

During the three months ended March 31, 2026, equipment depreciation recorded to cost of revenue was $1,268 (December 31, 2025 - $126,568).

During the three months ended March 31, 2026, the Company disposed of assets with a carrying value of $nil (December 31, 2025 - $8,453) for $nil proceeds (December 31, 2025 - $nil).

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

8.	Intangible Assets

The continuity of the Company’s intangible assets is as follows:

	MIT licenses	Battelle license	Intellectual property	Total
Balance, December 31, 2024	$373,009	$-	$2,198,684	$2,571,693
Additions	-	-	-	-
Amortization	(34,108)	-	(538,453)	(572,561)
Balance, December 31, 2025	$338,901	$-	$1,660,231	$1,999,132
Additions	-	-	-	-
Amortization	(8,527)	-	(134,613)	(143,140)
Balance, March 31, 2026	$330,374	$-	$1,525,618	$1,855,992

Intangible assets including MIT license and Battelle license, encompassing payments in connection to reimbursement of global patent filing costs and annual maintenance fees. Additionally, intellectual property was generated through the reverse take over (“RTO”) transaction closed during the year ended December 31, 2021, and became ready for use during the year ended December 31, 2022. The remaining useful life of the intangible assets are as follows: MIT license 9.75 years, Battelle license nil years, and intellectual property 2.75 years.

During the three months ended March 31, 2026, $143,140 of amortization expense was allocated to HEXWAVE cost of revenues (December 31, 2025 - $519,052).

(a) MIT License Agreements

The Company, through its wholly owned subsidiary Liberty Defense Technologies Inc. (“LDT”), has entered into agreements with the Massachusetts Institute of Technology (“MIT”) and MIT’s Lincoln Laboratory (“MIT LL”), including an exclusive patent licence agreement between MIT and LDT dated September 10, 2018, as amended from time to time (the “Licence Agreement”), a technology transfer agreement between LDT and MIT LL, effective August 24, 2018 (the “Technology Transfer Agreement”), and a cooperative research and development agreement between LDT and MIT dated as of December 21, 2018 (“CRADA”), such agreements providing LDT with an exclusive licence for patents, design assets and MIT LL technical expertise related to active three-dimensional imaging technology that are the technology behind the HEXWAVE product.

The obligations under the Technology Transfer Agreement and the CRADA have now been completed. Liberty may consider extending the CRADA (and therefore changing its scope) if it determines that additional MIT LL technical expertise related to active three-dimensional imaging technology is required. Pursuant to the License Agreement, LDT has been granted the exclusive rights to MIT’s patent in “multistatic sparse array topology for FFT-based field imaging” (MIT Case No. l 8409L) (the “Patent”), which is being utilized in the development and application of the HEXWAVE product. The License Agreement is to be in effect until the expiration of the Patent, which is 10 years (December 2035). In granting LDT such patent rights, the Company shall pay MIT, in addition to patent filling costs, an annual fees as follows: 1) $20,000 for 2019 (paid); $50,000 for 2020 (paid); $60,000 for 2021 (paid); $100,000 for 2022 (paid); $nil for 2023, $40,000 for 2024 (payable), $200,000 for 2025 (payable), and $350,000 for 2026 and thereafter; and 2) a royalty of 5.7% of all gross amount billed licensed products (HEXWAVE) of the Company.

During the three months ended March 31,2026, the Company accrued royalty payments of $32,490 (December 31, 2025, $44,916).

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

8.	Intangible Assets (continued)

(b) Battelle Memorial License Agreement

On March 22, 2021, the Company, through its wholly owned subsidiary DrawDown Detection, Inc. has entered into an agreement (“Battelle License Agreement”) with Battelle Memorial Institute (“Battelle”), which operates the Pacific Northwest National Laboratory (“PNNL”), to license the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies. The agreement, as amended from time to time, provides the Company with a three-year exclusive license for certain patents which will convert to a non-exclusive license for the remaining life of the patents. The agreement also provides the Company with non-exclusive license for certain patents for life.

As consideration for the Battelle License Agreement, the Company paid $30,000 upon signing and $30,000 six months after.

Under the Battelle License Agreement, the Company shall pay a five percent royalty on gross sales less any returns, repayments, or rejections, that pertain to the production utilizing the license agreement (HD-AIT), and a twenty-five percent royalty on all sublicensing revenues if permitted under the contract guidelines.

During the three months ended March 31, 2026, the Company accrued royalty payments of $nil (December 31, 2025, $nil).

The Company is required to pay a minimum royalty amount as follows, unless the agreement is terminated:

(b) Battelle Memorial License Agreement (continued)

Amounts
Year 2021 (paid)	$50,000
Year 2022 (paid)	50,000
Year 2023 (paid)	100,000
Year 2024 (paid)	200,000
Year 2025 (payable)	200,000
Year 2026 and each year thereafter (payable)	200,000

The Company is obligated reimburse Battelle for ongoing patenting expenses, as well as past patenting expenses in the total amount of $50,000, from which $50,000 has been paid.

As at March 31, 2026, the Company has a balance payable of $400,000 (December 31, 2025, $200,000).

9.	Loans Payable

(a) Related Party Loans

During the three months ended March 31, 2026, the Company received working capital loans from related parties in the amount of $193,647. The Company did not receive working capital loans from related parties during the fiscal year ended December 31, 2025. These loans, unsecured and non-interest bearing, lack specified maturity dates. As of May 27, 2026, all loans were fully repaid.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

9.	Loans Payable (continued)

(a) Related Party Loans (continued)

Amounts
Balance, December 31, 2024	$74,658
Additions	-
Repayments	(74,658)
Balance, December 31, 2025	$-
Additions	193,647
Repayments	(143,441)
Balance, March 31, 2026	$50,206

(b) Short Term Loans

During the year ended December 31, 2024, the Company obtained a secured business loan of $420,000 from Blade Funding with a 32-week term. The loan carries an annual interest rate of 11.50%, requires weekly payments of $13,125. The loan matured on January 19, 2025. As at March 31, 2026, the balance outstanding was $nil (December 31, 2025 - $nil). During the year ended December 31, 2025, the Company fully repaid this loan.

Amounts
Balance, December 31, 2024	$26,250
Repayments	(26,250)
Balance, December 31, 2025	$-
Additions	-
Balance, March 31, 2026	$-

10.	Parabilis Term Loan

On August 22, 2024, the Company secured a $1,800,000 business term loan from PFF, LLC (“Parabilis”). The loan has a term of 104 weeks with an annual interest rate of 17.99% and is scheduled to mature on August 15, 2026. The agreement was amended on March 15, 2025, July 15, 2025, August 14, 2025, and September 1, 2025, with additional advancements totaling $650,000 and amending the payment schedule. Repayments of principal commenced in October 2025 with interest only payments through September 2025. The remaining contractual repayments approximate the carrying value of the term loan and are payable in eight months. See Note 10(a) regarding collateral.

Amounts
Balance, December 31, 2024	$1,921,687
Additions	650,000
Accrued factoring Fee	384,047
Repayments	(333,017)
Balance, December 31, 2025	$2,622,717
Additions	-
Accrued factoring Fee	76,357
Repayments	(1,148,443)
Balance, March 31, 2026	$1,550,631
Current	$1,550,631
Non-current	-

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

11.	Factoring and Credit Line Liabilities

(a) Parabilis Credit Line

On August 22, 2024, the Company entered into a secured revolving credit line agreement with Parabilis for up to $2,500,000. The borrowing base for the credit line is determined based on the following percentages: 90% of eligible billed receivables, 65% of eligible unbilled receivables, and 30% of eligible delivery orders. The aggregate of eligible billed and unbilled receivables, along with eligible delivery orders, establishes the Company’s borrowing capacity under the credit line.

When invoicing occurs, payments on the invoices are applied directly to the outstanding principal and interest on the credit line. The revolving credit facility had a maturity date of August 31, 2025, which was then amended on September 1, 2025, to mature on May 31, 2026, and will automatically renew for one-year periods unless the lender has notified the borrower at least 90 days in advance of the current maturity date will not renew. The facility carries an interest rate of 14.99% per annum. The Company shall pay a monthly commitment fee equal to 0.083% multiplied by the line of credit balance at the end of each month.

The Parabilis term loan and credit line are secured by all tangible and intangible personal property of the Company, wherever located, whether currently owned or acquired in the future.

Amounts
Balance, December 31, 2024	$983,671
Additions	683,017
Accrued factoring Fee	169,279
Repayments	(1,056,136)
Balance, December 31, 2025	$779,831
Additions	1,148,443
Accrued factoring Fees & interest	46,656
Repayments	-
Balance, March 31, 2026	$1,974,930

12.	Leases

The Company’s lease liabilities as at March 31, 2026, and December 31, 2025, are as follows:

Right of use liability
Balance, December 31, 2024	$708,825
Finance costs	44,882
Lease cancelation	(18,514)
Lease payments	(198,958)
Balance, December 31, 2025	$536,235
Finance costs	7,574
Lease payments	(39,160)
Balance, March 31, 2026	$504,649
Less current portion	147,167
Non-current lease liability	$357,482

During the year ended December 31, 2025, the Company was notified one of the leases being nulled due to the owners selling the building. The lease was canceled but the Company’s right to the building was retained until September 30, 2025.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

12.	Leases (continued)

Minimum lease payments are as follows:

	March 31, 2026	December 31, 2025
Maturity analysis - contractual undiscounted cash flows
One year or less	$239,807	$238,567
Two to five years	318,550	358,949
Six and thereafter	-	-
Total lease liabilities	$558,357	$597,516
Lease liabilities included in the statement of financial position	$504,649	$536,235
Current	$147,167	$235,834
Non-current	$357,482	$300,401

During the three months ended March 31, 2026, the Company recorded a lease expense of $4,500 (December 31, 2025-$6,000) related to short-term leases not meeting the criteria for capitalization under IFRS 16.

13.	Share Capital

(a) Common share transactions for the three months ended March 31, 2026

i)	On January 15, 2026, the Company closed the second and final tranche of the December 2025 non-brokered private placement for additional gross proceeds of $624,002 (CAD$867,506) through the issuance of 87,626 units at a price of CAD$9.90 per unit. Each unit comprised one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share at an exercise price of CAD$13.50 per share, exercisable from March 17, 2026, to January 15, 2028. The warrants were allocated a residual value of $283,638. In connection with the private placement, the Company issued an aggregate of 5,045 broker warrants to agents under terms and conditions substantially identical to those of the unit warrant. The broker warrants were allocated a fair value of $13,087 (CAD$18,194). Additionally, the Company paid commissions and legal expenses of $57,252 (CAD$79,390).

(b) Common share transactions for the year ended December 31, 2025

ii)	On January 6, 2025, the Company received $2,071,851 (CAD$2,977,851) from the exercise of 120,317 share purchase warrants after electing, on December 31, 2024, to exercise its acceleration right for a total of 277,778 warrants granted on December 19, 2024, pursuant to a private placement. As a result, the remaining 157,461 unexercised warrants expired.

iii)	On March 20, 2025, the Company closed a non-brokered private placement for gross proceeds of $3,479,351 (CAD$5,001,183). The Company issued 67,356 units (each a “Unit”) of the Company at a price of CAD$74.25 per Unit. Each Unit comprised of one common share and one-half common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$92.25 for a period of 24 months and is subject to an accelerated expiry at the Company’s election under certain conditions. The warrants were allocated a residual value of $263,584. In connection with the non-brokered private placement, the Company issued 4,715 finder warrants. Each finder’s warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of CAD$74.25. The broker warrants were allocated a fair value of $84,183 (CAD$121,004). Additionally, the Company paid commissions and legal expenses of $420,424 (CAD$600,650).

iv)	On April 1, 2025, a total of 78 shares were issued pursuant to the exercise of 78 warrants, resulting in proceeds of $3,704 (CAD$5,285). Residual value in the amount of $nil was reversed.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

13.	Share Capital (continued)

v)	On April 13, 2025, a total of 478 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $5,498 and the reserve value was reclassified to share capital.

vi)	On May 9, 2025, a total of 309 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $3,816 and the reverse value was reclassified to share capital.

i)	On June 6, 2025, a total of 206 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $1,892 and the reverse value was reclassified to share capital.

ii)	On July 29, 2025, the Company closed a non-brokered private placement for gross proceeds of $3,199,767 (CAD$4,399,996). The Company issued 444,444 units (each a “Unit”) of the Company at a price of CAD$9.90 per Unit. Each Unit comprised of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$15.75 for a period of 12 months and is subject to an accelerated expiry at the Company’s election under certain conditions. The warrants were allocated a residual value of $nil. Additionally, the Company issued 16,000 broker warrants with a fair value of $38,472 (CAD$52,902). The Company paid commissions and legal expenses of $137,898 (CAD$189,781).

iii)	On October 31, 2025, the Company received gross proceeds of $1,353,116 (CAD$1,895,093) from the exercise of 120,323 warrants.

iv)	On December 31, 2025, the Company closed the first tranche of a non-brokered private placement for gross proceeds of $1,274,365 (CAD$1,747,172), through the issuance of 176,482 units at a price of CAD$9.90 per unit. Each unit comprised one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share at an exercise price of CAD$13.50 per share, exercisable from March 2, 2026, to December 31, 2027. The Company issued an aggregate of 7,915 broker warrants with a fair value of $20,866 (CAD$28,608). The warrants were allocated a residual value of $115,851 (CAD$158,833). The Company paid commissions and legal expenses of $57,331 (CAD$78,356).

v)	During the year ended December 31, 2025, a total of 4,758 common shares were issued pursuant to the RSUs with a fair value of $383,471.

14.	Equity Reserves

(a) Share-based compensation

The Company maintains an Omnibus Equity Incentive Plan (the “Incentive Plan”) which is comprised of stock options, restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”). The maximum number of common shares reserved for issuance, in the aggregate, under the Incentive Plan is 10% of the aggregate number of common shares issued and outstanding to be granted to directors, officers, employees, and consultants under certain restrictions.

Unless the Board decides, or the grant agreement specifies otherwise, the stock options will vest in two years with quarterly intervals following the date of such grant. The Board shall fix the exercise price of any stock option when such stock option is granted, which shall not be less than the closing price of the common shares on the Exchange on the day prior to the date of grant (the “Market Value”). A stock option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten (10) years after the date of grant of the award or such shorter period as the Board may determine.

With respect to RSUs, the specific provisions of the RSU plan, eligibility, vesting period, terms of the RSUs and the number of RSUs granted are to be determined by the Board of Directors at the time of the grant.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

14.	Equity Reserves (continued)

(a) Share-based compensation (continued)

With respect to PSUs, the specific provisions of the PSU plan, eligibility, vesting period, terms of the PSUs and the number of PSUs granted are to be determined by the Board of Directors at the time of the grant.

The continuity of the number of stock options issued and outstanding are as follows:

	Number of stock options	Weighted average exercise price
Outstanding, December 31, 2024	71,717	CAD$	58.05
Cancelled	(15,329)		59.96
Granted	54,444		13.69
Outstanding, December 31, 2025	110,832	CAD$	35.85
Outstanding, March 31, 2026	110,832	CAD$	35.85

As at March 31, 2026, the number of stock options outstanding and exercisable were:

	Outstanding			Exercisable
Expiry date	Number of stock options	Exercise price		Remaining contractual life (years)	Number of stock options
7-Apr-26	1,844	CAD$	225.00	0.02	1,844
28-Jul-26	278	CAD$	247.50	0.33	278
28-Jul-26	111	CAD$	292.50	0.33	111
1-Nov-26	944	CAD$	207.00	0.59	944
14-Jan-27	222	CAD$	162.00	0.79	222
15-Apr-27	1,111	CAD$	26.55	1.04	1,111
26-Apr-27	2,633	CAD$	184.50	1.07	2,633
2-Jul-27	5,556	CAD$	10.80	1.25	2,083
21-Nov-27	133	CAD$	99.00	1.64	133
26-Apr-28	111	CAD$	81.00	2.07	111
16-Oct-28	1,778	CAD$	85.50	2.55	1,778
30-Dec-29	51,667	CAD$	38.25	3.75	35,209
2-Apr-30	3,333	CAD$	37.80	4.01	1,667
30-Sep-30	41,111	CAD$	12.15	4.50	10,278
March 31, 2026	110,832				58,402

During the three months ended March 31, 2026, the Company recognized stock-based compensation related to stock options totaling $124,288 (March 31, 2025 – $548,391). Of this amount, $4,851 was recorded as stock-based compensation in the HEXWAVE cost of revenue (March 31, 2025 – $9,487), and $7,522 was recorded as stock-based compensation in cost of contract revenue (March 31, 2025 - $2,355).

The fair value of the stock options granted were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	March 31, 2026	December 31, 2025
Risk-free interest rate	Nil		2.52%
Expected dividend yield	Nil		Nil
Stock price volatility	Nil		155.49%
Expected life (in years)	Nil		5 years
Stock price	Nil	CAD$	13.50

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

14.	Equity Reserves (continued)

(b) Restricted share units (“RSU”)

Restricted share units granted for the three months ended March 31, 2026:

The estimated fair value of the equity settled RSUs granted as of March 31, 2026, was $nil (December 31, 2025 – $60,998) and will be recognized as an expense over the vesting period of the RSUs. The fair value of the equity settled RSUs as at the grant date was determined with reference to the market value of the common shares of the Company at the grant date.

Restricted share units granted for the year ended December 31, 2025:

i)	During the year ended December 31, 2025, a total of 4,758 common shares were issued pursuant to the exercise of RSUs.

ii)	On August 7, 2025, the Company granted 1,111 RSUs to consultants; these RSUs shall be settled with common shares of the Company, have an exercise period that expires on January 1, 2029, and vest at 100% on January 1, 2026.

iii)	On December 12, 2025, the Company granted 7,149 RSUs to a contractor; these RSUs shall be settled with common shares of the Company, have an exercise period that expires December 12, 2029, and vests 100% on December 12, 2026.

The following table summarizes the movements in outstanding RSUs:

	Number of equity settled RSUs	Grant Price
Outstanding, December 31, 2024	11,918	CAD$	180.45
Granted	8,260		10.91
Exercised	(4,758)		115.88
Outstanding, December 31, 2025 and March 31, 2026	15,420	CAD$	55.51

	Outstanding	Exercisable
Expiry date	Number of restricted share units	Remaining contractual life (years)	Number of restricted share units
7-Apr-26	556	0.02	556
10-Jun-26	464	0.19	464
15-Jan-27	333	0.79	333
26-Apr-27	444	1.07	444
16-Oct-28	2,752	2.55	2,752
28-Feb-29	2,611	2.92	2,611
1-Jan-29	1,111	2.76	1,111
12-Dec-29	7,149	3.70	2,315
March 31, 2026	15,420		10,586

A total of 8,272 RSU’s were vested as at March 31, 2026.

During the three months ended March 31, 2026, the Company recognized stock-based compensation related to RSUs in the amount of $13,639 (March 31, 2025 – $22,320).

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

14.	Equity Reserves (continued)

(c) Share purchase warrants

The continuity of the number of share purchase warrants outstanding is as follows:

	Warrants outstanding	Exercise Price
Outstanding, December 31, 2024	446,109	CAD$	54.90
Issued	683,234		19.32
Expired	(169,855)		32.79
Exercised	(240,718)		20.27
Outstanding December 31, 2025	718,770	CAD$	36.45
Issued	92,672		13.50
Outstanding March 31, 2026	811,442	CAD$	33.83

The fair value of the compensation warrants was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	March 31,		December 31,
	2026		2025
Risk-free interest rate		2.90%		2.88%
Expected dividend yield		Nil		Nil
Stock price volatility		93.11%		94.42%
Expected life (in years)		2 years		1.4 years
Share price on grant date	CAD$	13.50	CAD$	41.04
Fair value share purchase warrants	CAD$	3.61	CAD$	7.38

The outstanding number of share purchase warrants is as follows:

	Outstanding
Expiry date	Number of warrants	Exercise price		Remaining contractual life (years)
28-Jul-26	324,121	CAD$	15.75	0.33
28-Jul-26	15,999	CAD$	15.75	0.33
5-Oct-26	39,617	CAD$	135.00	0.52
5-Oct-26	1,349	CAD$	90.00	0.52
18-Dec-26	45,162	CAD$	24.75	0.72
12-Jan-27	12,116	CAD$	67.95	0.79
5-Feb-27	2,222	CAD$	90.00	0.85
28-Feb-27	20,202	CAD$	67.50	0.92
27-Jun-27	423	CAD$	90.00	1.24
27-Jun-27	10,256	CAD$	67.95	1.24
20-Mar-27	33,678	CAD$	92.25	0.97
20-Mar-27	4,715	CAD$	74.25	0.97
27-Oct-27	3,215	CAD$	123.75	1.58
27-Oct-27	21,296	CAD$	225.00	1.58
31-Dec-27	176,482	CAD$	13.50	1.75
31-Dec-27	7,915	CAD$	13.50	1.75
15-Jan-28	87,627	CAD$	13.50	1.79
15-Jan-28	5,045	CAD$	13.50	1.79
March 31, 2026	811,442

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

14.	Equity Reserves (continued)

(d) Performance Shares

On March 17, 2021, Liberty deposited into escrow, and held in escrow, Operational Performance Shares (“OPS”) and Capital Market Performance Shares (“CMPS”) for certain directors, officers, and consultants of the Company upon the Company achieving certain performance milestones. Once these milestones were achieved the shares would be released. These performance shares included 4,444 of OPS and 19,496 of CMPS. In order to fair value these performance shares, management estimated the probability that the Company would issue the performance shares.

All CMPS have been issued in previous years upon the completion of all required milestones.

Operational Performance Shares

As at March 31, 2026, none of the 4,444 OPS have been issued as neither of the two milestones have been met. The estimated fair value of the OPS is CAD$800,000 which had an estimated vesting period between December 2024 and December 2025. The estimated vesting period has been adjusted to December 2026. During the three months ended March 31, 2026, the Company recorded stock-based compensation in connection to OPS in the amounts of $23,579 (March 31, 2025 – $24,936). For the three months ended March 31, 2026, and year ended December 31, 2025, none of the operational performance shares have been released from escrow.

15.	Loss Per Share

Basic loss per share amount is calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.

	Three months ended March 31,
	2025	2024
Loss attributable to common shareholders	$(2,718,647)	$(3,784,695)
Weighted average number of shares	1,969,699	1,085,752
Basic and diluted loss per share	$(1.38)	$(3.49)

The Company incurred net losses for the three months ended March 31, 2026, and March 31, 2025, therefore all outstanding stock options share purchase warrants, restricted share units, and performance share units, if any, have been excluded from the calculation of diluted loss per share since the effect would be anti-dilutive.

16.	Revenue

Revenue recognized for the three months ended March 31, 2026, and 2025, relates to contract revenue from the Transportation Security Administration (“TSA”) (Note 17), as well as sales of HEXWAVE units.

Deferred revenue as of March 31, 2026, was $165,289 (December 31, 2025 - $95,541).

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

16.	Revenue (continued)

Deferred Revenue	Amounts
Outstanding, December 31, 2024	180,000
Additions	189,725
Refunds	(180,000)
Recongnized revenue	(94,254)
Outstanding, December 31, 2025	95,541
Additions	82,241
Refunds	-
Recongnized revenue	(12,493)
Outstanding, March 31, 2026	165,289

	Three months ended March 31,
Revenue	2026	2025
TSA Contract Award HD-AIT	-	100,000
TSA OA Development	-	175,000
HD-AIT Phase II B	275,000	-
HEXWAVE units	601,928	623,500
HEXWAVE Software, Training & Warranty	42,493	156,858
Total Revenue	$919,421	$1,055,358

17.	Contract Awards

During the three months ended March 31, 2026, the Company recognized total contract revenue of $275,000, recorded in revenue (March 31, 2025 – $275,000). Future revenue related to these contracts will be recognized as performance obligations are satisfied. It is estimated that future revenues will be recognized on the same basis according to the following timelines:

	Year ended December 31,
Contract Award Revenue Expected in Future Years	2026	2027
HD-AIT Phase II B	$82,759	$-
Total estimated contract revenues	$82,759	$-

(a) TSA HD-AIT Upgrade

On September 30, 2022, the Company received a contract award of $1,747,905 from the Transportation Security Administration (“TSA”) for the HD-AIT Wide Band Upgrade Kit. On September 28, 2023, the contract was modified to include an additional milestone, increasing the total contract value to $1,922,905. The contract award supports the development of millimeter-wave imaging system prototypes to enhance and upgrade the current imaging technology used in passenger security screening applications.

As of March 31, 2026, the Company received $nil and recorded a receivable of $nil (March 31, 2025 – $nil and $100,000, respectively). The remaining contract balance as of March 31, 2026, was $nil (December 31, 2025 – $nil).

The Company is required to submit quarterly invoices as follows:

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

17.	Contract Awards (continued)

(a) TSA HD-AIT Upgrade (continued)

TSA HD-AIT Upgrade	Amounts
Year 2023	$1,265,000
Year 2024	200,000
Year 2025	457,905
Total Contract Value	$1,922,905

(b) TSA Open Architecture

On September 29, 2023, the Company received a contract award for $1,116,944 from TSA for the Open Architecture Development. The contract award is to develop a system-level approach that addresses TSA’s request for implementation of a Checkpoint Open Architecture for On-Person Screening (OPS) systems that enable modularity and enhances security effectiveness. The project will be performed over a period of twenty-one months, and invoices will be issued once the milestones are reached based on the agreed upon timeline. During the three months ended March 31, 2026, the Company received $nil and had a receivable of $nil (March 31, 2025 – $nil and $175,000, respectively). The balance remaining on the contract as of March 31,2026, was $nil (December 31, 2025 – $nil).

TSA Open Architecture	Amounts
Year 2023	$75,000
Year 2024	795,000
Year 2025	246,944
Total Contract Value	$1,116,944

(c) TSA HD-AIT Phase II A

On September 5, 2024, the Company received a contract award for $446,944 from TSA for the HD-AIT Phase II A option. The contract award is a follow-on option to the current HD-AIT development program to execute phase II to drive to a final hardware design capable of supporting future compliance efforts. The project will be performed over a period of twelve months, and invoices will be issued once the milestones are reached based on the agreed upon timeline. During the three months ended March 31, 2026, the Company received $nil and had a receivable of $nil (March 31, 2025 - $nil, and $nil respectively). The balance remaining on the contract as of March 31, 2026, was $nil (December 31, 2025 - $nil).

TSA HD-AIT Phase II A	Amounts
Year 2024	$296,944
Year 2025	$150,000
Total Contract Value	$446,944

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

17.	Contract Awards (continued)

(d) TSA HD-AIT Phase II B

On September 29, 2025, the Company received a contract award for $357,759 from TSA for the HD-AIT Phase II B option. The contract award is a follow-on option to the current HD-AIT development program to execute phase II to drive to a final hardware design capable of supporting future compliance efforts. Invoices will be issued once the milestones are reached based on the agreed upon timeline. As at March 31, 2025, the Company received $nil and had a receivable of $275,000 (March 31, 2025 - $nil, and $nil respectively). The balance remaining on the contract as of March 31, 2026, was $82,759 (December 31, 2025 - $357,759).

TSA HD-AIT Phase II B	Amounts
Year 2026
Milestone 3 (Q1 2026) (payable)	$100,000
Milestone 4 (Q1 2026) (payable)	$175,000
Milestone 5 (Q2 2026)	82,759
Total Contract Value	$357,759

As of March 31, 2026, the Company recorded contract costs of $nil, representing costs incurred for contract milestones not yet achieved less related impairment charges (December 31, 2025 - $152,421). As of March 31, 2025, the Company recorded an impairment of the contract costs of $nil (December 31, 2025 - $192,951).

18.	Supplemental Disclosure with Respect to Cash Flows

During the three months ended March 31, 2026, and 2025, the Company paid $nil in income taxes in both periods, and paid interest of $149,974 and $117,543, respectively.

	Three months ended March 31,
	2026	2025
Changes in non-cash working capital
Amounts receivable and prepaids	$416,948	$(605,091)
Inventory	85,237	551,310
Contract cost	101,614	268,952
Accounts payable and accrued liabilities	712,906	(852,810)
Deferred financing fee	(220,332)	-
Deferred revenue	69,748	(60,000)

Net changes in non-working capital	$1,166,121	$(697,639)

Supplemental cash flow information
Fair value of compensation brokers warrants	$13,087	$84,183
Residual value allocated to warrants	283,638	263,584
Restricted share units issued for cash	-	364,880
Intangible assets included in accounts payable	-	200,000

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

19.	Related Party Transactions

Compensation of key management personnel:

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. Compensation provided to key management personnel is as follows:

	Three months ended March 31,
	2026	2025
G&A Salaries	$282,032	$355,017
G&A Stock-based compensation	128,255	312,337
	$410,286	$667,354

As of March 31, 2026, the Company had a balance payable of $429,585 to key management personnel (March 31, 2025, – $176,537). This payable balance includes accounts payable and accrued liabilities relating to compensation to directors, officers, or their related companies, included in compensation of key management personnel. These related party balances are unsecured, non-interest bearing and have no specific terms of settlement.

During the three months ended March 31, 2026, the Company received working capital loans in the amount of $193,647 (March 31, 2025 - $nil) from members of key management personnel or their related parties and repaid $143,441 (March 31, 2025 - $74,658). As at March 31, 2026, the outstanding balance is $50,206 (Note 8(a)) (March 31, 2025 – $nil).

20.	Financial Instruments

As at March 31, 2026, the Company’s financial instruments comprise cash, trades receivables, accounts payable and accrued liabilities, term loan, lease liabilities and line of credit. The fair values of the Company’s financial instruments approximate their carrying values due to their short-term maturity or market interest rates.

Fair value of financial instruments:

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:

• Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

• Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly

• Level 3 – Inputs that are not based on observable market data.

The Company’s activities expose it to financial risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

20.	Financial Instruments (continued)

(a) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations, including accounts receivable terms. The Company’s cash is held through large Canadian, international, and foreign national financial institutions. The Company’s receivables primarily consist of GST receivable due from the Canadian government and trade receivables that the Company continues to collect. These trade receivables are primarily with continuing customers and are not subject to significant credit risk. As at March 31, 2026, the Company’s trade receivables totalling $595,350 are from four customers (December 31, 2025 - $470,263). The Company’s maximum exposure to credit risk is limited to the carrying amount of cash and accounts receivables.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash balances, expected exercise of share purchase warrants, and stock options. The Company's ability to continue as a going concern involves significant judgements and estimates while determining forecasted cashflows and is dependent on the Company's ability to obtain financing (Note 1). As at March 31, 2026, the Company had cash of $22,409 (December 31, 2025 – $319,294) to settle current liabilities of $9,483,506 (December 31, 2025 – $8,616,300).

As of March 31, 2026, the Company had granted security interests over substantially all of the assets of Liberty Defense Technologies, Inc., its wholly owned subsidiary, in connection with multiple agreements, including the Company’s credit facilities with Parabilis and its distributor arrangement with Viken Detection (a commercial agreement). These arrangements include multiple security interests over the same underlying assets, each of which claim to be a first-ranking security interest.

As of March 31, 2026, no intercreditor agreement or similar arrangement had been executed to establish the priority or ranking of these competing security interests. Accordingly, the relative rights of the secured parties with respect to the collateral have not been formally determined and may be subject to legal interpretation. As of that date, neither Parabilis nor Viken Detection had asserted a default nor exercised any remedies under their respective agreements in connection with this matter.

If the matter is not resolved, Parabilis and/or Viken Detection may assert their respective rights and remedies under the applicable agreements, including declaring outstanding amounts immediately due and payable and enforcing their rights against the collateral. The existence of competing security interests over the same assets may affect the priority of claims and the outcome of any enforcement proceedings.

The Company’s exposure to liquidity risk related to the competing security interests is limited to the carrying amounts to the Parabilis and Viken Detection agreements. As at March 31, 2026, the amount due to Viken is $608,379 (December 31, 2025 - $510,000), included in Accounts Payable and Accrued Liabilities, in the Statement of Financial Position. As at March 31, 2025, the amount due to Parabilis is $3,525,561 (December 31, 2025 - $3,402,548), included in Parabilis Term Loan and Factoring and Credit Line Liability, in the Statement of Financial Position. See Notes 10 and 11(a) for activity related to the Parabilis loans during the three months ended March 31, 2026.

(c) Market risk

This risk refers to the potential fluctuations in the fair value or future cash flows of a financial instrument due to changes in market prices. The Company is exposed to the following significant market risks:

Interest rate risk

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

20.	Financial Instruments (continued)

(c) Market risk (continued)

Interest rate risk arises from changes in market rates of interest that could adversely affect the Company. The Company currently has interest-bearing financial instruments in relation to loans and line of credit (Note 9 and 10). The Company’s exposure to interest rate risk is minimal as the interest rates are at a fixed percentage on the term loan and credit line liability.

Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency. The Company operates in foreign jurisdictions, which uses the U.S. dollar. The Company does not use derivative instruments to reduce upward, and downward risk associated with foreign currency fluctuations. The Company’s exposure to foreign currency risk is minimal.

Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

21.	Capital Risk Management

The Company manages common shares, stock options, performance share units, restricted share units, and share purchase warrants as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash on hand.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest-bearing chartered bank account. Cash consists of cash on held with banks.

The Company expects its current capital resources will be sufficient to carry its operations, and product development plans for the foreseeable future. Except for the security pledged in certain term loans and credit lines as outlined in Notes 10 and 11(a) and liquidity risk with Viken Detection (Note 5) respectively, the Company is not subject to externally imposed capital requirements.

There has been no change to the Company’s approach to capital management during the three months ended March 31, 2026.

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

22.	Segmented Information

The Company operates through three distinct segments: Corporate, HEXWAVE and Contract. The operating segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. The Company considers its CODM to be its CEO, who evaluate the operations of each reportable segment.

The CODM reviews the net income (loss) of each of these segments in allocating resources and evaluating operating performance. The corporate reporting segment covers the Company’s non-allocated, general overhead expenses, such as legal, compliance, accounting, head-office staff, and other such items. This reporting segment is reviewed for cost control and budgetary considerations.

The following tables summarize the Company’s segments for the three months ended March 31, 2026, and 2025:

	For the three months ended March 31, 2026
	Corporate	HEXWAVE	Contract	Total
	$	$	$	$
Revenue	-	644,421	275,000	919,421
Cost of revenue	-	592,896	305,435	898,331
Expenses
Salaries and consulting	302,832	267,099	368,850	938,781
General and administrative	522,815	261,471	361,078	1,145,364
Product development & tech	-	30,515	42,140	72,655
Stock-based compensation	161,507	(5,197)	(7,177)	149,133
Depreciation	-	41,727	57,623	99,350
Legal and professional fees	106,973	33,245	45,910	186,128
Total expenses	1,094,127	628,860	868,424	2,591,411

Consolidation Expenses	-	-	-	-
Other	(72,609)	63,787	88,087	79,265

Net loss for the period	(1,021,518)	(641,122)	(986,946)	(2,649,586)

	For the three months ended March 31, 2025
	Corporate	HEXWAVE	Contract	Total
	$	$	$	$
Revenue	-	780,358	275,000	1,055,358
Cost of revenue	-	602,642	743,190	1,345,832
Expenses
Salaries and consulting	417,252	324,889	448,657	1,190,798
General and administrative	760,120	212,561	293,537	1,266,218
Product development & tech	-	24,513	33,852	58,365
Stock-based compensation	595,648	(4,974)	(6,869)	583,805
Depreciation	-	35,923	49,607	85,530
Legal and professional fees	79,739	23,798	32,864	136,401
Total expenses	1,852,759	616,711	851,647	3,321,117

Consolidation Expenses	-	-	-	-
Other	18,808	64,804	89,492	173,104

Net loss for the period	(1,871,567)	(503,799)	(1,409,329)	(3,784,695)

Liberty Defense Holdings, Ltd.

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three months ended March 31, 2026, and 2025

22.	Segmented Information (continued)

Geographic Breakdown

As at March 31, 2026, and March 31, 2025, all non-current assets are in the United States.

All revenue from contract segment was earned from one customer in the United States (March 31, 2025 – one customer).

For the three months ended March 31, 2026, revenues from the HEXWAVE segment attributable to the Company’s country of domicile, Canada, were approximately $nil, (March 31, 2025, $nil). Revenues attributable to customers in the United States totaled approximately $644,421 (March 31, 2025 - $780,358). Revenues from all other foreign countries in aggregate totaled $nil (March 31, 2025 - $nil). The determination of revenues by geographic area is based on the location of the customer.

For the three months ended March 31, 2026, the Company reported HEXWAVE revenues from major customers over 10% of its total HEXWAVE revenues as follows: $315,000 (March 31, 2025 - $nil), $170,000 (March 31, 2025 - $nil), $85,000 (March 31, 2025 - $nil), $nil (March 31, 2025 - $403,910), $nil (March 31, 2025 - $185,000) and $nil (March 31, 2025 - $108,500).

23.	Reverse Stock Split

On March 3, 2026, the Company’s Board of Directors approved a one-for-forty-five reverse stock split of its common stock. The reverse stock split became effective as of March 13, 2026. In accordance with TSX Venture Exchange, the Consolidation was approved by shareholders of the Company at a special meeting of shareholders held on February 6, 2026. Upon the effectiveness of the reverse stock split, (i) every forty-five shares of outstanding common stock were reclassified and combined into one share of common stock and (ii) the number of shares of common stock for which each outstanding option and warrant to purchase common stock is exercisable was proportionately decreased and the exercise price of each outstanding option and warrant to purchase common stock was proportionately increased. No fractional shares were issued as a result of the reverse stock split. The total number of authorized shares of common stock and the par value per share of common stock did not change as a result of the reverse stock split. Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split and exercise price of each outstanding option and warrant as if the transaction had occurred as of the beginning of the earliest period presented.

24.	Subsequent Events

Subsequent to March 31, 2026, the Company:

a)	Recorded the expiry of 555 RSUs on April 7, 2026.

b)	Recorded the expiry of 1,844 stock options on April 7, 2026.

c)	On April 21, 2026, the Company priced an initial public offering in the United States of 3,673,638 common shares at a price of $4.50 per share and certain investors, in lieu of common shares, pre-funded warrants to purchase 770,807 common shares at a purchase price of $4.4999 pre-funded warrant. The common shares began trading on Nasdaq Capital Market on April 22, 2026, under the symbol “DETX”. The total offering closed on April 23, 2026, with gross proceeds of $19,999,925.